UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2004

BSN Glasspack S.A.

(Translation of registrant’s name into English)

31, rue Henri Rochefort, 75017 Paris, France

(Address of principle executive offices)

BSN Financing Co. S.A.

(Translation of registrant’s name into English)

31, rue Henri Rochefort, 75017 Paris, France

(Address of principle executive offices)

[Indicate by check mark whether the registrant files annual reports under cover Form 20-F or Form 40-F.]

Form 20-F N/A	Form 40-F N/A

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes   ☐   No   ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BSN Financing Co. S.A.

Date: February 18, 2004	By:	/s/ Pierre Laplanche
Name: Pierre Laplanche on behalf of BSN Glasspack S.A.
Title: Director

BSN Glasspack S.A.

Date: February 18, 2004	By:	/s/ Jean-Jacques Lonjaret
Name: Jean-Jacques Lonjaret
Title: Officer

BSN GLASSPACK

Year 2003 Preliminary unaudited IFRS consolidated financial statements

BSN Glasspack, SA and Subsidiaries

In Mio Euros

Consolidated Statements of Operations

For the year ended December 31st, 2003

Income / (expense)

Net Sales	1,270.5

Gross Profit	220.7

Operating income	145.0

Financial expense, net	(70.6)

Income tax (expense)/benefit	(11.9)

Minority interest	(0.2)

Net Income	62.3

Recurring EBITDA	200.6

Recurring EBIT	116.8

Consolidated Statements of Cash Flows

For the year ended December 31st, 2003

Provided / (used)

Cash flows provided by operating activities (a)	103.2

Cash flows used in investing activities (b)	(30.3)
including acquisition of fixed assets	(88.0)

Debt decrease, net (a)+(b)
including isuance of debt, repayment on debt, dividends paid and increase/decrease in cash and cash equivalents	72.9

Consolidated Balance Sheets

As of December 31, 2003

Cash and cash equivalents	52.6
Trade accounts and notes receivables, net	223.9
Inventories, net	289.1
Other current assets and Short-term loans	44.3
Property, plant and equipment, net	516.2
Other non-current assets including intangible assets net, long-term receivables, available for sale non current investments, other assets; excluding goodwill	25.3
Goodwill	1.3

Total assets	1,152.7

Senior Revolving credit facility	38.3
Securitization	167.9
Senior Capex facility	61.8
Senior B	89.5
Senior C	30.0
Senior subordinated Notes 9.25% (second secured)	158.1
Senior subordinated Notes 10.25%	143.4
Loans from related parties (Shareholder loan)	18.6
Other debt	7.9
Total Short-term debt and Long-term debt	715.5
Trade accounts and notes payable	201.4
Provisions for retirement indemnities and pension obligations	113.0
Provisions for risks and charges	1.6
Deferred tax liabilities	34.8
Other short-term and long-term liabilities	166.9
Minority interest	0.2
Net Equity	(80.7)

Total liabilities and net equity	1,152.7